Exxon Mobil Corporation

Beverley A. Babcock

5959 Las Colinas Boulevard

Assistant Controller

Irving, TX 75039

ExxonMobil

April 7, 2010

Mr. H. Roger Schwall

Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.W., Stop 7010

Washington, DC  20549

Re:

Exxon Mobil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 1-02256

Dear Mr. Schwall:

The purpose of this letter is to confirm our understanding, based on my phone conversation with Mark Wojciechowski, that the SEC has taken no exception to our request for an extension to April 30, 2010, to respond to the questions listed in the SEC’s letter dated April 1, 2010.  The primary reasons for our request for additional time are to allow time to gather information and the availability of key management who will be reviewing our responses.  In addition, many of the personnel involved in preparing our responses are also actively engaged in preparing and filing first quarter financial statements.  We hope to be able to submit our response earlier than April 30.

For the staff’s information, we note that the proxy statement for ExxonMobil’s 2010 annual meeting of shareholders had already gone to press at the time we received the comment letter regarding our 2009 10-K.  (Because of our large shareholder base, a lead time of approximately three weeks is required to print and prepare our proxy statement for mailing.)  Accordingly, the definitive proxy statement that we expect to file on April 13, 2010, will include substantially the same disclosure as in Part III of the 10-K.  To the extent the staff’s comments apply to that disclosure, we will consider the comments to apply equally to the definitive proxy statement.

Please do not hesitate to contact me at 972-444-1271 if you have any questions.

Yours truly,

By:  /s/ Beverley A. Babcock

----------------------------------------

Name:

  Beverley A. Babcock

Title:  Assistant Controller